November 5, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549

Attention: Liz Packebusch

Re:	RCF Acquisition Corp. (the “Issuer”)
Registration Statement on Form S-1
Filed October 22, 2021
File No. 333-260462

Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the representatives of the underwriters, hereby join in the request of the Issuer that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York City time, on November 9, 2021, or as soon thereafter as practicable, or at such other time as the Issuer or its outside counsel, White & Case LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each prospective underwriter or dealer, who is reasonably anticipated to participate in the distribution of the Issuer’s securities registered in connection with the above-reference Registration Statement, as many copies of the proposed preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as representative of the underwriters

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director

BARCLAYS CAPITAL INC.
as representative of the underwriters

By:	/s/ Amit Chandra
	Name:	Amit Chandra
	Title:	Managing Director